United States securities and exchange commission logo





                    May 6, 2022

       Chen Ren
       Chief Executive Officer
       Trans Global Group, Inc.
       Room 2701, Block A
       Zhantao Technology Building
       Minzhi Street, Shenzhen
       Guangdong Province, China

                                                        Re: Trans Global Group,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed March 25,
2022
                                                            File No. 000-56383

       Dear Mr. Ren:

               We issued comments to you on the above captioned filing on April 13, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by May 23, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Real Estate & Construction
       cc:                                              Scott Kline